                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 StemCells Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85857R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

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
CUSIP NO.         85857R105

---------------------------------------------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         GABRIEL CAPITAL CORPORATION
-------- ------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [X]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------- ------------------------------------------------------------------------------------------------------------

                      5      SOLE VOTING POWER
     NUMBER OF
       SHARES         ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY        6      SHARED VOTING POWER
        EACH                 615,465
     REPORTING        ------ ----------------------------------------------------------------------------------------
       PERSON
        WITH          7      SOLE DISPOSITIVE POWER

                      ------ ----------------------------------------------------------------------------------------

                      8      SHARED DISPOSITIVE POWER
                             615,465
---------------------------------------------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         615,465
---------------------------------------------------------------------------------------------------------------------

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]

---------------------------------------------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.4%
---------------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12       CO

---------------------------------------------------------------------------------------------------------------------



                               Page 2 of 8 pages

CUSIP NO.         85857R105

---------------------------------------------------------------------------------------------------------------------

         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         J. EZRA MERKIN
-------- ------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (A) [ ]
                                                                                                          (B) [ ]
-------- ------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- ------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------- ------------------------------------------------------------------------------------------------------------

                      5      SOLE VOTING POWER
     NUMBER OF               615,465
       SHARES         ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY        6      SHARED VOTING POWER
        EACH                 615,465
     REPORTING        ------ ----------------------------------------------------------------------------------------
       PERSON
        WITH          7      SOLE DISPOSITIVE POWER

                      ------ ----------------------------------------------------------------------------------------

                      8      SHARED DISPOSITIVE POWER
                             1,230,930
---------------------------------------------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,230,930
---------------------------------------------------------------------------------------------------------------------

10
         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]

---------------------------------------------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.8%
---------------------------------------------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
---------------------------------------------------------------------------------------------------------------------



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ITEM 1.                 (a)   Name of Issuer:

                              Stemcells Inc.


                        (b)   Address of Issuer's Principal Executive Offices:

                              3115 Porter Drive
                              Palo Alto, CA  94304

ITEM 2. (a)(b)(c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship:

This Schedule 13G is being filed jointly by Gabriel Capital Corporation, a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"). Merkin is also the sole shareholder, sole director and president of Gabriel Capital. Gabriel Capital and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Gabriel Capital and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies. Merkin is a United States Citizen.

                        (a)   Title of Class of Securities:

                              Common Stock, $.01 par value

                        (b)   CUSIP Number:

                              85857R105

ITEM 3.                 IF THIS STATEMENT IS FILED PURSUANT TO SS.
                        SS.240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER
                        THE PERSON FILING IS A:

                        (a)   [ ]       Broker or dealer registered under
                                        section 15 of the Act (15 U.S.C. 78o).
                        (b)   [ ]       Bank as defined in section 3(a)(6) of
                                        the Act (15 U.S.C. 78c).
                        (c)   [ ]       Insurance company as defined in section
                                        3(a)(19) of the Act (15 U.S.C. 78c).
                        (d)   [ ]       Investment company registered under
                                        section 8 of the Investment Company Act
                                        of 1940 (15 U.S.C. 80a-8).
                        (e)   [ ]       An investment adviser in accordance
                                        with ss.240.13d-


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                                        1(b)(1)(ii)(E).
                        (f)   [ ]       An employee benefit plan or endowment
                                        fund in accordance with
                                        ss.240.13d-1(b)(1)(ii)(F).
                        (g)   [ ]       A parent holding company or control
                                        person in accordance with
                                        ss.240.13d-1(b)(1)(ii)(G).
                        (h)   [ ]       A savings association as defined in
                                        Section 3(b) of the Federal Deposit
                                        Insurance Act (12 U.S.C. 1813).
                        (i)   [ ]       A church plan that is excluded from the
                                        definition of an investment company
                                        under section 3(c)(14) of the Investment
                                        Company Act of 1940 (15 U.S.C. 80a-3).
                        (j)   [ ]       Group, in accordance with
                                        ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.                 OWNERSHIP:

                        (a)   Amount Beneficially Owned:  1,230,930*

                        (b)   Percent of Class:  4.8%*

                        (c)   Number of Shares as to which the person has:

                              (i)   sole power to vote or direct the vote
                                    615,465*
                              (ii) shared power to vote or direct the vote 615,465*
                              (iii) sole power to dispose or direct the
                                    disposition of 0*
                              (iv)  shared power to dispose or direct the
                                    disposition of 1,230,930*
                              *See Attachment A

ITEM 5.                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                        The Reporting Persons ceased to beneficially own five percent or more of the Common Stock on October 30, 2002

ITEM 6.                 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                        PERSON:

                        NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                        NOT APPLICABLE

ITEM 8.                 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                        GROUP:

                        NOT APPLICABLE

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ITEM 9.                 NOTICE OF DISSOLUTION OF GROUP:

                        NOT APPLICABLE

ITEM 10.                CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GABRIEL CAPITAL CORPORATION


                                           By: /s/ J. Ezra Merkin
                                              -------------------
                                                   Name: J. Ezra Merkin
                                                   Title: President


                                              /s/ J. Ezra Merkin
                                              ------------------
                                              J. EZRA MERKIN



Date: November 1, 2002



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                                  ATTACHMENT A

                  As of October 30, 2002, Gabriel is the holder of 615,465 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock. As of October 30, 2002, Ariel Fund is the holder of 615,465 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock. Gabriel and Ariel Fund are managed investment vehicles and neither is the beneficial owner of said shares. Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and shared power to dispose and direct the disposition of the 615,465 shares of Common Stock owned by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 615,465 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock. As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and shared power to dispose and direct the disposition of the 615,465 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and shared power to dispose and direct the disposition of the 615,465 shares of Common Stock owned by Ariel Fund. The dispositive power that is reported as shared herein is shared with Mayer Offman. Accordingly, Merkin may be deemed to be the beneficial owner of 1,230,930 shares of Common Stock, or 4.8% of the outstanding shares of Common Stock.










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